Exhibit 99.4

Date April 26, 2016

FOR IMMEDIATE RELEASE

KBRIDGE ENERGY CORP.

5836 S. Pecos Road, Suite 104

Las Vegas, Nevada   89120

N E W S   R E L E A S E

Las Vegas, NV –KBridge Energy Corp. (“KBridge”) announces that, through its wholly owned subsidiary, Futura Kbridge SPA Inc., management has entered a Management Services Agreement with Futura Kbridge SPA, a Chilean company with the commercial activities of mining exploration and organized in accordance with the laws of Chile.

KBridge has agreed to provide advisory consulting services to Futura Kbridge SPA(“FKS”) in connection with FKS’s negotiations for an equity private placement in FKS and for project financing in connection with the exploration and development of FKS’s properties.

KBridge further announces the acquisition of a 50% working interest in an East Pembina Oil and Gas Well, S04/1-30-046-1W5M, approximately 140km South West of Edmonton for CAD $125,000.

KBridge Energy Corp. is involved in natural resource exploration and development and related projects.  Management believes that acting in a consultancy capacity in this industry has potential for the company. KBridge intends to facilitate global resource developers with investments from Korean companies in the energy/resource sector.  KBridge will provide resource developers with long-term funding options for successful projects, together with ongoing growth opportunities, while assisting Korean companies in securing resource supplies and advancing into the global resource industry.

Dated at Las Vegas, Nevada, this 26 th day of April, 2016.

ON BEHALF OF THE BOARD OF

KBRIDGE ENERGY CORP.

For more information contact Gina Kim at (250) 979-6360.